Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
CNB Financial Corp.:

We consent to the incorporation by reference in the registration statement on Form S-8 of CNB Financial Corp. of our report dated March 21, 2007, with respect to the consolidated balance sheets of CNB Financial Corp. and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2006, which report appears in the December 31, 2006 Annual Report on Form 10-KSB of CNB Financial Corp. Our report includes a paragraph that refers to the adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” effective January 1, 2006.

Boston, Massachusetts
March 26, 2007